                                                                               .
                                                                               .
                                                                               .

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION                   OMB APPROVAL
                             WASHINGTON, D.C. 20549
                                                                     OMB Number: 3235-0145
                                  SCHEDULE 13D                       Expires: December 31, 2005
                                 (RULE 13D-101)                      Estimated average burden
                                                                     hours per response......11

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _____________)

                                 Gevity HR, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    374393106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Edward S. Croft, III
                                C&B Capital, L.P.
                          4200 Northside Parkway, N.W.
                             Building One, Suite 100
                             Atlanta, Georgia 30327
                                 (404) 841-3131
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                               John J. Kelley III
                               King & Spalding LLP
                              191 Peachtree Street
                             Atlanta, Georgia 30303
                                 (404) 572-4600

                                  June 6, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


                               Page 1 of 16 Pages

CUSIP No. 374393106                     13D                   Page 2 of 16 Pages

  (1) NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                     C&B Capital, L.P.
         -----------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]
         -----------------------------------------------------------------------

  (3)    SEC USE ONLY

         -----------------------------------------------------------------------

  (4)    SOURCE OF FUNDS (See Instructions)

                     OO
         -----------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                              [ ]

         -----------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
         -----------------------------------------------------------------------

                       (7)      SOLE VOTING POWER
 NUMBER OF                         -0-
   SHARES              ---------------------------------------------------------
BENEFICIALLY           (8)      SHARED VOTING POWER
  OWNED BY                         137,868 (See Item 5)
    EACH               ---------------------------------------------------------
  REPORTING            (9)      SOLE DISPOSITIVE POWER
PERSON WITH                        -0-
                       ---------------------------------------------------------
                       (10)     SHARED DISPOSITIVE POWER
                                   137,868 (See Item 5)
                       ---------------------------------------------------------

  (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      137,868 (See Item 5)
         -----------------------------------------------------------------------

  (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                          [ ]

         -----------------------------------------------------------------------

  (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.65% (See Item 5)
         -----------------------------------------------------------------------

  (14)   TYPE OF REPORTING PERSON (See Instructions)

                     PN
         -----------------------------------------------------------------------


                               Page 2 of 16 Pages

CUSIP No. 374393106                     13D                   Page 3 of 16 Pages

  (1) NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                     C&B Capital GP, LLC
         -----------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]
         -----------------------------------------------------------------------

  (3)    SEC USE ONLY

         -----------------------------------------------------------------------

  (4)    SOURCE OF FUNDS (See Instructions)

                     OO
         -----------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                              [ ]

         -----------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                     Georgia
         -----------------------------------------------------------------------

                       (7)      SOLE VOTING POWER
 NUMBER OF                         -0-
   SHARES              ---------------------------------------------------------
BENEFICIALLY           (8)      SHARED VOTING POWER
  OWNED BY                         137,868 (See Item 5)
    EACH               ---------------------------------------------------------
  REPORTING            (9)      SOLE DISPOSITIVE POWER
PERSON WITH                        -0-
                       ---------------------------------------------------------
                       (10)     SHARED DISPOSITIVE POWER
                                   137,868 (See Item 5)
                       ---------------------------------------------------------

  (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      137,868 (See Item 5)
         -----------------------------------------------------------------------

  (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                          [ ]

         -----------------------------------------------------------------------

  (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.65% (See Item 5)
         -----------------------------------------------------------------------

  (14)   TYPE OF REPORTING PERSON (See Instructions)

                     OO
         -----------------------------------------------------------------------


                               Page 3 of 16 Pages

CUSIP No. 374393106                     13D                   Page 4 of 16 Pages

         ITEM 1.  SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Gevity HR, Inc., a Florida corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are 600 301 Boulevard W., Ste. 202, Bradenton, Florida 34205.

         ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Names of Reporting Persons: This statement on Schedule 13D (this "Statement") is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

         C&B Capital, L.P. ("C&B"), a Delaware limited partnership, by virtue of its deemed beneficial ownership of 137,868 shares of Common Stock; and

         C&B Capital GP, LLC ("C&B LLC"), a Georgia limited liability company, by virtue of its being the general partner of C&B L.P.;

who are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Statement as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

         Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

         Certain information required by this Item 2 concerning the controlling members and managers of C&B LLC is set forth on Schedule A attached hereto, which is incorporated herein by reference.

         (b) Business Address: The address of the principal business office of each of the Reporting Persons is: 4200 Northside Parkway, N.W., Building One, Suite 100, Atlanta, Georgia 30327.

         (c) Principal Occupation and the Name, Principal Business and Address of any Corporation or Organization: C&B is principally engaged in the business of investing in securities. C&B LLC is engaged primarily in the business of serving as the general partner for C&B. Dispositive and voting power of the securities owned by C&B is held by C&B LLC.

         (d)-(e) Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

         Neither of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' controlling members, managers or general partner (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or


                               Page 4 of 16 Pages

CUSIP No. 374393106                     13D                   Page 5 of 16 Pages

prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: The information set forth in Item 2(a) of this Statement is hereby incorporated herein by reference.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 6, 2003, C&B acquired 750 shares of Series A Convertible, Redeemable Preferred Stock of the Issuer, par value $.01 per share (the "Preferred Stock"), for an aggregate purchase price of $750,000. Each share of Preferred Stock is convertible at any time, at C&B's option, into a number of shares of Common Stock equal to (i) the number of shares of Preferred Stock to be converted times $1,000, and (ii) divided by the conversion price then in effect. The terms upon which the Preferred Stock may be converted into Common Stock are set forth in the Articles of Amendment filed by the Issuer with the Secretary of State of the State of Florida on June 5, 2003 (the "Articles of Amendment"), which is attached hereto as Exhibit D and is incorporated herein by reference. As of June 6, 2003, the conversion price at which the shares of Preferred Stock could be converted into Common Stock was $5.44. As a result, as of June 6, 2003, the Preferred Stock owned by C&B was convertible into 137,868 shares of Common Stock. C&B's source of funds for this acquisition of shares was capital contributions from its investors.

         The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

         ITEM 4.  PURPOSE OF TRANSACTION.

         On June 6, 2003, the Issuer completed the issuance and sale of 30,000 shares of Preferred Stock to Frontenac VIII Limited Partnership ("Frontenac VIII"), Frontenac Masters VIII Limited Partnership ("Frontenac Masters VIII"), SunTrust Equity Funding, LLC ("SunTrust"), BVCF IV, L.P. ("BVCF IV") and C&B (together with Frontenac VIII, Frontenac Masters VIII, SunTrust and BVCF IV, the "Investors," and individually, an "Investor") for an aggregate purchase price of $30 million. Pursuant to the terms of the Purchase Agreement, the Issuer intends to use a portion of the net proceeds to purchase from Charles S. Craig, one of the Issuer's directors and founders, a sufficient number of Mr. Craig's shares of Common Stock to reduce his beneficial ownership of the Issuer's Common Stock below 10%, with the remainder of the net proceeds to be added to the Issuer's unrestricted cash and available for general corporate purposes, which may include acquisitions.

         Purchase Agreement

         On April 24, 2003, the Issuer entered into a Preferred Stock Purchase Agreement with Frontenac VIII, Frontenac Masters VIII, SunTrust and BVCF IV, in the form attached hereto as Exhibit B (the "Purchase Agreement"). The Purchase Agreement was subsequently amended on June 3, 2003, pursuant to the First Amendment to the Purchase Agreement (the "First Amendment") pursuant to which C&B was added as a party to the Purchase Agreement. A copy of the Purchase Agreement and the First Amendment are attached hereto as Exhibit B and Exhibit C, respectively, and incorporated herein by reference.

         Pursuant to the Purchase Agreement (as amended), the Investors agreed to purchase an aggregate of 30,000 shares of Preferred Stock for a purchase price of $1,000 per share of Preferred Stock, or $30.0 million in the aggregate. Except as otherwise required by law and the Voting Rights Letter Agreement (the "Voting Rights Letter Agreement")(which is attached hereto as Exhibit G and incorporated herein by reference), the Preferred Stock will vote with the holders of the Issuer's Common Stock on an as-if-converted basis on all matters. The terms of the Articles of Amendment provide that so long as Frontenac VIII and Frontenac Masters VIII (together,


                               Page 5 of 16 Pages

CUSIP No. 374393106                     13D                   Page 6 of 16 Pages

"Frontenac"), are the Majority Holders, the Issuer must obtain the approval of the Majority Holders prior to taking certain actions and corporate transactions, as set forth in the Articles of Amendment which is attached hereto as Exhibit D and incorporated herein by reference. Under the Purchase Agreement, prior to transferring any shares of Preferred Stock, the transferring shareholder must give the Issuer the opportunity to make an offer for the shares of Preferred Stock. Generally, the term "Majority Holders" is defined to mean the holders of a majority of the then outstanding Preferred Stock, excluding any shares of Preferred Stock held by a holder or group of affiliated holders of less than 10% of the then outstanding Preferred Stock and excluding any shares of Preferred Stock held by BVCF IV.

         The Articles of Amendment further provide that so long as Frontenac is the Majority Holder, the holders of the Preferred Stock, voting separately by one vote for each share of Preferred Stock, will be entitled to elect two directors (the "Series A Directors") to serve as members of the Issuer's board. At any time that the holders of the Preferred Stock are entitled to elect Series A Directors, the Articles of Amendment provide that all holders of Preferred Stock (other than BVCF IV) shall vote their shares in such a manner as to effect the election of the Series A Directors designated by the Majority Holders. The Series A Directors will not be divided into classes and will be in addition to the maximum number of directors who may be elected by the holders of the Issuer's Common Stock. Additionally, the Articles of Amendment provide, in the event of certain circumstances, the holders of the Preferred Stock the right to elect an additional Series A Director.

         The right of holders of the Preferred Stock to elect the Series A Directors shall terminate on the earlier to occur of the date when Frontenac is no longer the Majority Holder and the date on which there are no shares of Preferred Stock outstanding. The preceding summary of the terms of the Purchase Agreement (as amended) and the Articles of Amendment is qualified in its entirety by reference to the detailed provisions of the Purchase Agreement, a copy of which is attached as Exhibit B; the First Amendment, a copy of which is attached as Exhibit C and the Articles of Amendment, a copy of which is attached as Exhibit D, and each are, respectively, incorporated herein by reference.

         Registration Rights Agreement

         On June 6, 2003, the Issuer entered into a registration rights agreement in the form attached hereto as Exhibit E (the "Registration Rights Agreement") with the Investors.

         The Registration Rights Agreement provides that the holders of at least a majority of the shares of Common Stock issued upon conversion of the Preferred Stock (the "Conversion Shares") then outstanding may request up to three registrations under the Securities Act of all or any portion of their Conversion Shares on Form S-1 and the holders of at least 25% of the Conversion Shares then outstanding may request an unlimited number of registrations under the Securities Act of all or any portion of their Conversion Shares on Form S-3; provided, however, that the aggregate offering value of the Conversion Shares requested to be registered in any demand registration must equal at least $10 million for a registration on Form S-1 and at least $2 million for a registration on Form S-3. In addition, the Investors will have unlimited "piggyback" registration rights under which they will have the right to request that the Issuer register their Conversion Shares whenever the Issuer registers any of the Issuer's securities under the Securities Act and the registration form to be used may be used for the registration of their Conversion Shares. Such "piggyback" registration rights will not be available if the piggyback registration is in connection with an underwritten registration and the managing underwriter concludes that including Conversion Shares owned by holders of "piggyback" registration rights would have an adverse impact on the marketing of the securities to be sold in the underwritten offering or for registrations undertaken because of a demand registration. The preceding summary of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the detailed provisions of the Registration Rights Agreement, a copy of which is attached as Exhibit E and incorporated herein by reference.

         Co-Investment Agreement


                               Page 6 of 16 Pages

CUSIP No. 374393106                     13D                   Page 7 of 16 Pages

         Pursuant to the terms of the Co-Investment Agreement, dated as of June 6, 2003 (the "Co-Investment Agreement"), by and among Frontenac VIII, Frontenac Masters VIII, SunTrust, BVCF IV and C&B, the Investors (other than BVCF IV) agreed to vote all of their respective shares of Preferred Stock on matters relating to (i) the designation, election and removal of the directors to be elected by the holders of the Preferred Stock (as described above) and (ii) the making of all other decisions and exercise of all other rights expressly granted to the Majority Holders, pursuant to the Purchase Agreement (as amended) or the Articles of Amendment, as directed by Frontenac. Additionally, Frontenac has agreed not to transfer any shares of Preferred Stock without providing "tag along" rights to C&B, SunTrust and BVCF VI, and such Investors must, in connection with a Change in Ownership, Fundamental Change or Organic Change (as such terms are defined in the Articles of Amendment attached hereto as Exhibit D and incorporated herein by reference) either convert their Preferred Stock or participate in and facilitate such transaction. The preceding summary of the Co-Investment Agreement is qualified in its entirety by reference to the detailed provisions of the Co-Investment Agreement, a copy of which is attached as Exhibit F and incorporated herein by reference.

         Except as set forth in this Item 4 and in Item 5 below, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future. In determining whether to sell their shares of the Issuer's Common Stock or Preferred Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and


                               Page 7 of 16 Pages

CUSIP No. 374393106                     13D                   Page 8 of 16 Pages

other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer, with any Investor or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

         The information set forth in Item 3 of this Statement is hereby incorporated herein by reference.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Amount Beneficially Owned: As of June 6, 2003, C&B beneficially owned 137,868 shares of Common Stock (on an as-if converted basis as described in Item 3 above), constituting approximately 0.65% of the outstanding Common Stock of the Issuer. C&B LLC, as the general partner of C&B, may be deemed to beneficially own the 137,868 shares of Common Stock beneficially owned by C&B.

         The Reporting Persons, SunTrust, Frontenac VIII and Frontenac Masters VIII (SunTrust, together with Frontenac VIII and Frontenac Masters VIII, the "Co-Investors") may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act as a result of the provisions contained in the Co-Investment Agreement. As a result, such "group" may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 4,779,412 shares of Common Stock, which is the aggregate number of shares of Common Stock held by C&B, SunTrust, Frontenac VIII and Frontenac Masters VIII, constituting approximately 18.48% of the Common Stock outstanding on an as-if converted basis. The Reporting Persons expressly disclaim that they have agreed to act as a group with the Co-Investors. The paragraph below lists the names of each of the Co-Investors and the number of shares beneficially owned by each Co-Investor in which such "group" may be deemed to have beneficial ownership because of the Co-Investment Agreement.

         As of June 6, 2003, Frontenac VIII beneficially owned 3,563,419 shares of Common Stock (on an as-if converted basis as described in Item 3 above), constituting approximately 14.5% of the outstanding Common Stock of the Issuer. Also as of such date, Frontenac Masters VIII beneficially owned 159,007 shares of Common Stock (on an as-converted basis as described in Item 3), constituting approximately 0.75% of the outstanding Common Stock of the Issuer. Frontenac VIII Partners L.P. ("Frontenac VIII LP"), as the general partner of each of Frontenac VIII and Frontenac Masters VIII, and Frontenac Company VIII L.L.C. ("Frontenac VIII LLC"), as the general partner of Frontenac VIII LP, may be deemed to beneficially own the 3,722,426 shares of Common Stock, the aggregate number of shares of Common Stock held by Frontenac VIII and Frontenac Masters VIII, constituting approximately 15.0% of the outstanding Common Stock of the Issuer. As of June 6, 2003, SunTrust beneficially owned 919,118 shares of Common Stock (on an as-if converted basis as described in Item 3 above), constituting approximately 4.18% of the outstanding Common Stock of the Issuer. SunTrust Banks, Inc. ("STI"), as the sole member of SunTrust, may be deemed to beneficially own the 919,118 shares of Preferred Stock beneficially owned by SunTrust.

         (b) Number of shares of Common Stock of the Issuer as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           N/A


                               Page 8 of 16 Pages

CUSIP No. 374393106                     13D                   Page 9 of 16 Pages

                  (ii)     Shared power to vote or to direct the vote:

                           C&B.........................................               137,868 Shares
                           C&B LLC.....................................               137,868 Shares
                           SunTrust....................................               919,118 Shares
                           STI.........................................               919,118 Shares
                           Frontenac VIII..............................             4,779,412 Shares
                           Frontenac Masters VIII......................             4,779,412 Shares
                           Frontenac VIII LP...........................             4,779,412 Shares
                           Frontenac VIII LLC..........................             4,779,412 Shares

                  (iii) Sole power to dispose or to direct the disposition of:

                           N/A

                  (iv) Shared power to dispose of or to direct the disposition of:

                           C&B.........................................               137,868 Shares
                           C&B LLC.....................................               137,868 Shares
                           SunTrust....................................               919,118 Shares
                           STI.........................................               919,118 Shares
                           Frontenac VIII..............................             3,722,426 Shares


                               Page 9 of 16 Pages

CUSIP No. 374393106                     13D                  Page 10 of 16 Pages

                           Frontenac Masters VIII......................             3,722,426 Shares
                           Frontenac VIII LP...........................             4,779,412 Shares
                           Frontenac VIII LLC..........................             4,779,412 Shares

         The filing of this Statement by C&B and C&B LLC shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d), 13(g) or any other Section of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

         All of the percentages calculated in this Statement are based upon an aggregate of 21,086,736 shares outstanding as of May 9, 2003 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on May 15, 2003.

         (c) Transactions Within the Past 60 Days: Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

         (d) Right to Receive or Power to Direct: Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned beneficially by any of the Reporting Persons.

         (e)      Date Reporting Person Ceased to be 5% Beneficial Owner:
                  Inapplicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements described above or in response to Items 3, 4 and 5 of this Statement, which are hereby incorporated by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Statement and any other person, with respect to any securities of the Issuer,


                              Page 10 of 16 Pages

CUSIP No. 374393106                     13D                  Page 11 of 16 Pages

including, but not limited to, transfer or voting of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholdings of proxies.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Joint Filing Agreement among the Reporting Person pursuant to Rule 13d-1(k) under the Exchange Act relating to the filing of this Statement.

         Exhibit B -- Purchase Agreement*

         Exhibit C -- First Amendment*

         Exhibit D -- Articles of Amendment*

         Exhibit E -- Registration Rights Agreement*

         Exhibit F -- Co-Investment Agreement**

         Exhibit G -- Voting Rights Letter Agreement*

*    Incorporated by reference from the Issuer's Form 8-K filed on June 10,
     2003.

** Filed as an exhibit to Schedule 13D filed by Frontenac VIII Partnership, et al., on June 16, 2003 with respect to Common Stock of the Issuer and is incorporated herein by reference.

                              Page 11 of 16 Pages

CUSIP No. 374393106                     13D                  Page 12 of 16 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  June 16, 2003

                                        C&B CAPITAL, L.P.

                                        By: C&B CAPITAL GP, LLC



                                        /S/  Edward S. Croft, III
                                        ----------------------------------------
                                        Title:  Manager


                              Page 12 of 16 Pages

CUSIP No. 374393106                     13D                  Page 13 of 16 Pages

                                        C&B CAPITAL GP, LLC



                                        /S/  Edward S. Croft, III
                                        ----------------------------------------
                                        Name: Edward S. Croft, III
                                        Title:  Manager


                              Page 13 of 16 Pages

CUSIP No. 374393106                     13D                  Page 14 of 16 Pages

                                   SCHEDULE A

         The name, position and present principal occupation for each manager and controlling member of C&B Capital GP, LLC, the sole general partner of C&B Capital L.P., is set forth below.

         The business address for all the managers and controlling members set forth below is 4200 Northside Parkway, N.W., Building One, Suite 100, Atlanta, Georgia 30327. All managers and members listed below are United States citizens.

      NAME                          POSITION                          PRESENT PRINCIPAL OCCUPATION
---------------------            ------------------            ----------------------------------------------
Theodore J. Bender               Manager and Member            Managing Director, Croft & Bender LLC
                                                               (a private equity and financial advisory firm)
Frank H. Briggs, III             Member                        Vice President, Croft & Bender LLC
Edward S. Croft, III             Manager and Member            Managing Director, Croft & Bender LLC
Ronald B. Goldman                Member                        Vice President, Croft & Bender LLC
Christopher H. Hunter            Member                        Vice President, Croft & Bender LLC

                              Page 14 of 16 Pages

CUSIP No. 374393106                     13D                  Page 15 of 16 Pages

                                    EXHIBIT A

                       SCHEDULE 13D JOINT FILING AGREEMENT

         In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned hereby agree as follows:

                  (i)      Each of them is individually eligible to use the
Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

                  (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  June 16, 2003

                                                     C&B CAPITAL, L.P.

                                                     By: C&B CAPITAL GP, LLC



                                                     /S/  Edward S. Croft, III
                                                     --------------------------
                                                     Name: Edward S. Croft, III
                                                     Title:  Manager


                              Page 15 of 16 Pages

CUSIP No. 374393106                     13D                  Page 16 of 16 Pages

                                                     C&B CAPITAL GP, LLC



                                                     /S/  Edward S. Croft, III
                                                     ---------------------------
                                                     Name: Edward S. Croft, III
                                                     Title:  Manager


                               Page 16 of 16 Pages